UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2 as to Mr. William T. Comfort, III and

Amendment No. 8 as to LDN Stuyvie Partnership)

J.L. Halsey Corporation (JLHY.OB)

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

46622H 10 3

(CUSIP Number)

William T. Comfort, III

30 Cheyne Walk

London, SW3 5HH, United Kingdom

44-207-986-5969

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

G. Daniel O’Donnell, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104-2808

Ph. (215) 994-4000

August 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 4662HH 10.3	SCHEDULE 13D

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

LDN Stuyvie Partnership / 73-1526937
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. SOLE VOTING POWER

8. SHARED VOTING POWER

15,216,955
9. SOLE DISPOSITIVE POWER

10. SHARED DISPOSITIVE POWER

15,216,955

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,216,955
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.3%
14.	TYPE OF REPORTING PERSON

PN

*	The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

CUSIP NO. 4662HH 10.3	SCHEDULE 13D

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Mr. William T. Comfort, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. SOLE VOTING POWER

4,170,000
8. SHARED VOTING POWER

15,216,955
9. SOLE DISPOSITIVE POWER

4,170,000
10. SHARED DISPOSITIVE POWER

15,216,955

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,386,955
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.3%
14.	TYPE OF REPORTING PERSON

IN

This Amendment No. 2 to Schedule 13D amends and supplements Items 4-7 contained in the Schedule 13D initially filed on or about January 3, 2003 by William T. Comfort, III and subsequently amended on January 13, 2003. This Amendment No. 8 to Schedule 13D amends and supplements Items 4-7 contained in the Schedule 13D initially filed on or about October 6, 1999 by LDN Stuyvie Partnership (the “Partnership”) and subsequently amended on October 18, 1999, November 8, 1999, December 17, 1999, December 29, 1999, January 6, 2000, January 12, 2000 and January 13, 2003. Mr. Comfort and the Partnership are referred to herein as the “Reporting Persons.” Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

On August 16, 2006, the Partnership and J.L. Halsey Corporation (the “Company”) entered into a Backstop Agreement. The Backstop Agreement provides that the Company has determined to conduct a rights offering (the “Rights Offering”) to allow its stockholders the right to purchase (“Rights”) shares of its Common Stock, par value $0.01 per share (“Common Stock”). As announced by the Company, the per share price in the Rights Offering will be $0.85 (the “Subscription Price”) and the aggregate offering price will be $20,000,000. Therefore, the number of offered shares will be 23,529,412.

Pursuant to the Backstop Agreement and subject to the terms and conditions thereof, the Company has offered, and the Partnership has agreed (the “Backstop Commitment”) to purchase a number of shares of the Company’s Common Stock equal to the Backstop Amount at a price per share equal to the Subscription Price. The “Backstop Amount” is a number of shares of Common Stock that, together with all Rights subscribed for and exercised in the Rights Offering (including any rights subscribed for by the Partnership), results in the Company receiving gross proceeds in the Rights Offering of at least $10,000,000 at the Subscription Price.

On August 16, 2006, the Partnership loaned $10,000,000 to the Company and, in connection therewith, the Company issued to the Partnership a promissory note in the principal amount of $10,000,000 (the “Promissory Note”). The Promissory Note is subject to the terms of a Subordination Agreement, dated as of August 16, 2006, between the Partnership and Comerica Bank. In connection with the foregoing transactions and pursuant to the Backstop Agreement, the Company has granted the Partnership the right to purchase a number of shares of Common Stock equal to the Option Amount at the Subscription Price. The “Option Amount” is a number of shares of Common Stock equal to the number of shares of Common Stock purchasable pursuant to any Rights that remain unsubscribed for in the Rights Offering after the Partnership has fulfilled its Backstop Commitment. The Backstop Agreement provides that other stockholders of the Company will not be offered the right to purchase Common Stock in respect of any Rights that go unsubscribed for in the Rights Offering.

The closing of the transactions contemplated by the Backstop Agreement is subject to a number of conditions, including the filing by the Company of, and declaration by the Securities and Exchange Commission of the effectiveness of, a Registration Statement relating to the Rights Offering.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

(a)

(1) Mr. Comfort may be deemed to beneficially own in the aggregate 19,386,955 shares of Common Stock of the Company, representing approximately

23.3% of the outstanding shares of Common Stock of the Company. Of such shares, Mr. Comfort has sole voting and dispositive power with respect to 4,170,000 shares, and shared voting and dispositive power with respect to 15,216,955 shares as the general partner of the Partnership.

(2) The Partnership may be deemed to beneficially own in the aggregate 15,216,955 shares of Common Stock of the Company, representing approximately 18.3% of the outstanding shares of Common Stock of the Company. Of such shares, the Partnership has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 15,216,955 shares.

(b)

(1) Of the 4,170,000 shares of Common Stock of the Company for which Mr. Comfort has sole voting and dispositive power, all such shares are held of record by Mr. Comfort. Of the 15,216,955 shares of Common Stock of the Company over which Mr. Comfort has shared voting and dispositive power, all such shares are held of record by the Partnership.

(2) Of the 15,216,955 shares of Common Stock of the Company of which the Partnership has shared voting and dispositive power, all such shares are held of record by the Partnership.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

See Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

(1) Backstop Agreement, dated as of August 16, 2006, by and between LDN Stuyvie Partnership and the Company.

(2) Promissory Note, dated as of August 16, 2006, issued to LDN Stuyvie Partnership.

(3) Subordination Agreement, dated as of August 16, 2006, by and between LDN Stuyvie Partnership and Comerica Bank.

EXHIBIT INDEX

(1)	Backstop Agreement dated as of August 16, 2006, by and between LDN Stuyvie Partnership and the Company.

(2)	Promissory Note, dated as of August 16, 2006, issued to LDN Stuyvie Partnership.

(3)	Subordination Agreement, dated as of August 16, 2006, by and between LDN Stuyvie Partnership and Comerica Bank.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LDN STUYVIE PARTNERSHIP

	By:	/s/ William T. Comfort, III
Dated: August 22, 2006		William T. Comfort, III, General Partner

WILLIAM T. COMFORT, III

/s/ William T. Comfort, III

Dated: August 22, 2006